UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

EASTSIDE DISTILLING, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

27780 21 04

(CUSIP Number)

Grover T. Wickersham

430 Cambridge Avenue, Suite 100

Palo Alto, CA 94306

(650) 323-6400

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 10, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 27780 21 04	SCHEDULE 13D	Page 2 of 7

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)
Grover T. Wickersham (“Mr. Wickersham”)

2.	Check the Appropriate Box if a Member of a Group	(a) [ ]
	(See Instructions)	(b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions):
WC, PF and OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization: United States
USA

NUMBER OF SHARES BENEFICIALLY	7.	Sole Voting Power
		686,148 (1)(2)
	8.	Shared Voting Power
		0
OWNED BY	9.	Sole Dispositive Power
EACH REPORTING		686148 (1)(2)
PERSON WITH	10.	Shared Dispositive Power
		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
686,148 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
(See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 14.4% (3)(4)
14.	Type of Reporting Person (See Instruction)
IN

(See footnotes on following page 4.)

CUSIP NO. 27780 21 04	SCHEDULE 13D	Page 3 of 7

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)
Grover T. Wickersham, P.C. Employees’ Profit Sharing Plan (the “PSP”) EIN: 77-0117780

2.	Check the Appropriate Box if a Member of a Group	(a) [ ]
	(See Instructions)	(b) [ ]
3.	SEC Use Only

4.	Source of Funds (See Instructions):
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization: United States
USA

NUMBER OF SHARES BENEFICIALLY	7.	Sole Voting Power
		260,495 (5)
	8.	Shared Voting Power
		0
OWNED BY	9.	Sole Dispositive Power
EACH REPORTING		260,495 (5)
PERSON WITH	10.	Shared Dispositive Power
		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
260,495 (5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
(See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 5.6% (6)
14.	Type of Reporting Person (See Instruction)
EP

(See footnotes on page 4.)

CUSIP NO. 27780 21 04	SCHEDULE 13D	Page 4 of 7

(1)	All share, warrant and option numbers and associated exercise prices in this Amendment No. 4 reflect a 3-for-1 reverse stock split effected by the Company on June 15, 2017.

(2)	Mr. Wickersham directly owns 97,114 shares of Common Stock, 46,065 common stock purchase warrants and 45,000 options. In addition, Mr. Wickersham serves as the trustee of the Grover T. Wickersham, P.C. Employees’ Profit Sharing Plan (the “PSP”), the Lindsay Anne Wickersham 1999 Irrevocable Trust (the “Irrevocable Trust”), and an education trust established for the benefit of an unrelated minor child (the “Education Trust”). Mr. Wickersham also is a joint trustee and beneficiary of the Grover T. and Jill Z. Wickersham 2000 Charitable Remainder Trust (the “CRUT”). The PSP owns 178,530 shares of Common Stock and 81,965 Warrants, the Irrevocable Trust owns 84,744 shares of Common Stock and 77,778 warrants, the Education Trust owns 48,021 shares of Common Stock and 8,334 warrants, and the CRUT owns 42,440 shares of Common Stock. Because Mr. Wickersham exercises voting and dispositive power over the Common Stock owned by the PSP, the Irrevocable Trust, the Education Trust and the CRUT, he may be deemed to be the beneficial owner of the securities owned by such entities pursuant to Rule 13d-3(a) promulgated under the Act. He disclaims beneficial ownership of all of the securities owned by the Irrevocable Trust and the Education Trust and all of the securities owned by the PSP and CRUT, except to the extent of his vested interest in the PSP and the CRUT.

(3)	Includes 190,299 shares of Common Stock issuable upon exercise of warrants out of an aggregate total of 214,142 warrants owned by Mr. Wickersham, the PSP, the Irrevocable Trust and the Education Trust. Certain of the warrants contain a blocker that prohibit the holder from exercising the warrants if such exercise will result in the beneficial ownership by the holder and his affiliates of more than 9.99% of the Issuer’s outstanding shares. Once the holder’s beneficial ownership percentage, calculated in accordance with Rule 13d-3(d)(1)(i), reaches 9.99%, the warrants are not exercisable until such time as the holder’s beneficial ownership percentage falls below 9.99%. The terms of the blocker may only be amended by written consent of both the Issuer and the holder. None of Mr. Wickersham, the PSP, the Irrevocable Trust, nor the Education Trust would own 9.99% of the outstanding shares if their respective warrants were exercised. However, because Mr. Wickersham has voting and dispositive control of the securities owned by the PSP, the Irrevocable Trust, the Education Trust and the CRUT, the aggregate ownership of which exceeds 9.99%, his personal 23,843 warrants are currently subject to the blocker and are not included in his beneficial ownership total.

(4)	Calculated in accordance with Rule 13d-3(d)(1)(i) promulgated under the Act. Based on 4,541,137 shares of the Issuer’s Common Stock outstanding on August 10, 2017, as provided by the Issuer, plus shares of Common Stock issuable upon exercise of currently exercisable options and warrants.

(5)	These shares are also included in the shares deemed beneficially owned by Mr. Wickersham, who is the trustee of the PSP and exclusively exercises voting and dispositive control. Includes 81,965 shares issuable upon exercise of outstanding warrants. See footnote (3) above regarding the blocker contained in certain of the warrants.

CUSIP NO. 27780 21 04	SCHEDULE 13D	Page 5 of 7

EXPLANATORY NOTE

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) amends and supplements Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on July 14, 2016 (the “Original Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D filed with the Commission on July 18, 2016, Amendment No. 2 to Schedule 13D filed with the Commission on July 27, 2016 (“Amendment No. 2”) and Amendment No. 3 to Schedule 13 D filed with the Commission on February 14, 2017 by Grover T. Wickersham, an individual and citizen of the United States (“Mr. Wickersham”) and the Grover T. Wickersham, P.C. Employees’ Profit Sharing Plan (the “PSP,” and together with Mr. Wickersham, the “Filing Persons”) with respect to the Common Stock of Eastside Distilling, Inc., a Nevada corporation (the “Issuer”). The Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment No. 4 are collectively referred to as the “Schedule 13D.” This Amendment No. 4 amends Items 3 and 5. Except as set forth herein, all other information in the Schedule 13D, as previously amended, remains unchanged.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 to Schedule 13D is hereby amended and supplemented by adding the following paragraphs to the end of Item 3:

On August 10, 2017, Mr. Wickersham purchased from the Issuer in its public offering 22,222 units, each unit consisting of one share of common stock and one warrant to purchase an additional share of common stock (“Units”) at a per unit price of $4.50. The purchase price was paid from Mr. Wickersham’s personal funds.

On August 10, 2017, the PSP purchased from the Issuer in its public offering 22,222 Units at a per unit price of $4.50. The purchase price was paid from the PSP’s trust funds.

On August 15, 2017, the PSP purchased 5,000 shares of common stock in the open market at a weighted average per share price of $3.8544.

On August 16, 2017, the PSP purchased 2,000 shares of common stock in the open market at $3.98 per share.

Item 5.	Interest in Securities of the Issuer

Paragraphs (a) and (c) are hereby amended and supplemented as follows:

(a)       See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares and percentage of the shares beneficially owned by each of the Filing Persons. The percentages used in this Schedule 13D are calculated based on 4,541,137 shares of the Issuer’s Common Stock outstanding on August 10, 2017, as provided by the Issuer, plus shares of Common Stock issuable upon exercise of currently exercisable options and warrants as applicable to the respective Filing Person.

(c)       Neither of the Filing Persons has effected or caused to be effected any transaction involving the Issuer’s Common Stock during the last 60 days other than the following:

CUSIP NO. 27780 21 04	SCHEDULE 13D	Page 6 of 7

Person who Effected			Number of	Price
the Transaction	Transaction	Date	Shares	Per Share		Consideration

Wickersham	Purchase of Shares in Public Offering	8/10/17	22,222	$4.49	(1)	Cash
Wickersham	Purchase of Warrants in Public Offering	8/10/17	22,222	0.01	(1)	Cash
PSP	Open Market Purchases	8/15/17	5,000	3.8544	(2)	Cash
PSP	Open Market Purchases	8/16/17	2,000	3.98		Cash
PSP	Purchase of Shares in Public Offering	8/10/17	22,222	4.49	(1)	Cash
PSP	Purchase of Warrants in Public Offering	8/10/17	22,222	0.01	(1)	Cash
Irrevocable Trust	Purchase of Shares in Public Offering	8/10/17	11,111	4.49	(1)	Cash
Irrevocable Trust	Purchase of Warrants in Public Offering	8/10/17	11,111	0.01	(1)	Cash

(1) The shares and warrants purchased in the Company’s public offering were purchased in units, each unit consisting of one share of common stock and one warrant, at a purchase price of $4.50 per unit. The allocation between the share and warrant was provided by the managing underwriter of the public offering.

(2) This transaction was executed in multiple trades at prices ranging from $3.79 to $3.98. The price reported above reflects the weighted average purchase price.

CUSIP NO. 27780 21 04	SCHEDULE 13D	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 18, 2017

/s/ Grover T. Wickersham
Grover T. Wickersham

Grover T. Wickersham, P.C. Employees Profit Sharing Plan

By:	/s/ Grover T. Wickersham
Trustee